

Memo: SBSE-A Amendment

This memo is to inform the Securities and Exchange Commission staff that the Bank of Nova Scotia ("BNS") has filed an amended Form SBSE-A to update the list of Principals, specifically to reflect the removal of the following individuals as Principals of the Bank:

- Calin Rovinescu
- Michael David Penner
- Scott Wayne Barclay Bonham
- Derek Pattison

